March 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed

Theresa Brillant

Rucha Pandit

Donald Field

Re:	SEAC II Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 9, 2024

File No. 333-276414

Ladies and Gentlemen:

On behalf of our client, SEAC II Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 submitted on February 9, 2024 (the “Registration Statement”), contained in the Staff’s letter dated March 6, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Q: What is the SEAC Cash Consideration Trigger and how does it relate to the amount in the Trust Account, page 22

1.

We note your response to prior comment 6 and the new disclosure added in the last paragraph that “[t]he purchase price per Pubco Common Share in the PIPE is $9.63 and any additional PIPE investment is expected to be priced at $9.63 per share, which represents a discount of 10%, or $1.07 per share, to the $10.70 per share value SEAC Public Shareholders will receive for their shares at the Closing.” Please revise to quantify the aggregate discount for the entire PIPE investment so that investors can appreciate the cost difference between the PIPE investment versus using funds from the trust account as detailed in the above chart.

Response: The Company has revised the disclosure on pages 23 and 25 to Amendment No. 2 in response to the Staff’s comment.

United States Securities and Exchange Commission

March 8, 2024

SEAC Shareholders will experience immediate dilution as a consequence of the issuance of Pubco Common Shares, page 96

2.

We note your response to prior comment 19 and reissue it in part. To the extent applicable, please discuss more specifically the scenarios where SEAC Public Shareholders would be completely cashed out of the proposed business combination.

Response: The Company respectfully advises the Staff that, as illustrated in the tables on pages 23, 28 and 98, there are no scenarios under which the SEAC Public Shareholders will be completely cashed out of the proposed Business Combination.

StudioCo, page 129

3.

We note your response to prior comment 21 and reissue it in part. Please further revise this section throughout to discuss in greater detail the negotiations regarding the effect of the proposed transaction on SEAC Public Shareholders. As examples only, please discuss how the stock and cash mix and the ultimate SEAC Public Shareholder’s equity position was determined and how the Sponsor’s and PIPE Investor’s equity position was determined in relation to the SEAC Public Shareholder’s equity position. Please include enough information so that SEAC Public Shareholders can fully understand how the negotiations evolved regarding their merger consideration (stock and cash) and ultimate equity position in the new holding company in comparison to the other shareholder contingency groups.

Response: The Company has revised the disclosure on pages 134 - 137 to Amendment No. 2 in response to the Staff’s comment.

The SEAC Transaction Committee and SEAC Board’s Reasons for Approval of the Business Combination, page 136

4.

We note your response to prior comment 26 and reissue it in part. Please further revise your disclosure to specifically advise what consideration (positive or negative factors) the SEAC Transaction Committee and SEAC Board gave to the fact that SEAC Public Shareholder will own a minority position in the new holding company.

Response: The Company has revised the disclosure on pages 30 and 144 to Amendment No. 2 in response to the Staff’s comment.

United States Securities and Exchange Commission

March 8, 2024

V. Tax Consequences to U.S. Holders of the StudioCo Amalgamation, page 175

5.

We note your response to prior comment 30 and reissue it in part. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion is required for the StudioCo Amalgamation since the discussion includes tax consequences that would be material to investors. Please revise the section accordingly and file the required tax opinion. When there is a lack of authority directly addressing the tax consequences of a transaction, conflicting authority or significant doubt about the tax consequences of a transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In this case, counsel has simply stated that they cannot opine without providing the required opinion. For guidance regarding tax opinions subject to uncertainty, please refer to Section III.C.4 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Company respectfully advises the Staff that it has filed a form of the U.S. federal income tax opinion as Exhibit 8.1 to Amendment No. 2 in response to the Staff’s comment, and the Company has revised the disclosure on pages 178 - 181 accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 211

6.

Please explain the adjustment to increase accounts receivable for $301.6 million for unbilled receivables in adjustment (1) to the eOne historical balance sheet, including explaining any significant assumptions. See Rule 11-02(a)(8) of Regulation S-X.

Response: The Company has included LG Studios’ unaudited interim condensed combined balance sheet as of December 31, 2023, which reflects the combination of eOne and LG Studios on December 27, 2023, in Amendment No. 2 in response to the Staff’s comment. Therefore, pro forma adjustments are no longer required in the pro forma balance sheet. The preliminary fair value of the assets acquired and liabilities assumed of eOne is described in Note 2 of LG Studios’ unaudited interim condensed combined financial statements as of and for the nine months ended December 31, 2023 filed in Amendment No. 2 and Note 6 to the Unaudited Pro Forma Condensed Combined Financial Information refers to that disclosure.

In addition, the Company respectfully advises the Staff that Adjustment (1) to the eOne historical balance sheet presented in Amendment No. 1 to Registration Statement reflected an adjustment to reclassify unbilled receivables from prepaid and other current assets to accounts receivable, to conform to LG Studios’ presentation of unbilled receivables.

7.	Please expand Note (B)(1) to explain why the preliminary fair value of the film and television programs and library decreased. See Rule 11-02(a)(8) of Regulation S-X.

Response: The Company has included LG Studios’ unaudited interim condensed combined balance sheet as of December 31, 2023, which reflects the combination of eOne and LG Studios on December 27, 2023, in Amendment No. 2 in response to the Staff’s comment. Therefore, pro forma adjustments are no longer required in the pro forma balance sheet. The preliminary fair value of the assets acquired and liabilities assumed of eOne is described in Note 2 of LG Studios’ unaudited interim condensed combined financial statements as of and for the nine months ended December 31, 2023 filed in Amendment No. 2 and Note 6 to the Unaudited Pro Forma Condensed Combined Financial Information refers to that disclosure.

In addition, in response to the Staff’s comment, the Company expanded Note 6 to the Unaudited Pro Forma Condensed Combined Financial Information on pages 222 - 228 of Amendment No. 2 to explain the valuation methodology, assumptions and why the preliminary fair value of the investment in film and television programs and acquired library would differ from the historical carrying amounts.

Notes to Combined Financial Statements, page F-164

8.

You have recorded contract assets of $428.7 million and $361.5 million for fiscal years ended 2022 and 2021, respectively. Contract assets balances approximate 52% and 39% of recorded revenues for fiscal years ended 2022 and 2021, respectively. You disclose contract assets generally consist of: (1) minimum guarantees being recognized in advance of invoicing and (2) film and television distribution revenues recorded but payment will occur over license term. Please explain to us, and disclose in an appropriate section of the Form S-4, the timing and terms of your contracts such that you recognize revenues but do not have right to invoice or receive payment.

Response: The Company respectfully advises the Staff that eOne’s contracts with customers for the license and/or production of intellectual property generally vary in length ranging from 3 months to 2 years. Such contracts contain payment terms that vary over the length of the contract based on the bespoke negotiations with customers. Some payment terms can be based on production or delivery milestones, and others are based on time periods over the length of the contract (e.g. quarterly payments) during which the intellectual property is available for exploitation. Many of these billing terms differ from the timing of the revenue recognition for these contracts under ASC Topic 606, Revenue from Contracts with Customers, as disclosed in Notes 2 and 3 of the audited combined financial statements of eOne as of December 25, 2022 and December 26, 2021 and for the fiscal years ended December 25, 2022 and December 26, 2021 included in Amendment No. 2, resulting in a contract asset or a contract liability.

The Company has added the following underlined disclosure in Note 3 on page F-151 of Amendment No. 2 in response to the Staff’s comment, which further clarifies the timing and terms of eOne’s contracts and the effect those factors have on contract assets.

Certain multi-year license arrangements have payment terms over the license period that may differ from the timing of revenue recognition resulting in the recording of contract assets. The Company records contract assets, primarily related to (1) minimum guarantees being recognized in advance of contractual invoicing, which are recognized ratably over the terms of the respective license periods, and (2) film and television distribution revenues recorded for content delivered, where payment will occur over the license term.

United States Securities and Exchange Commission

March 8, 2024

(18) Related parties, page F-178

9.

You report cost allocations from Hasbro for certain services such as treasury, tax and legal functions of $1,008,000 and $261,000 for the years ended 2022 and 2021, respectively. You also state management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived during the periods presented. Please explain to us, and disclose in an appropriate section of the Form S-4, the reason for the significant increase in costs from year to year. Refer to Item 303(a) of Regulation S-K.

Response: The Company respectfully advises the Staff that, to determine the appropriate cost allocation from Hasbro, management of eOne deemed the business’s operating profit as a percentage of Hasbro’s operating profit to be the most relevant. Other metrics were considered and differences between metrics were deemed immaterial. Operating profit was the primary metric used by Hasbro to evaluate various portions of the company including budget reviews, strategic plans, internal and external finance reports during the relevant periods. The Hasbro cost pool was materially consistent for 2021 and 2022, however, the operating profit for eOne was lower in 2021 as compared to 2022 due to lower operating profit in 2021. The lower operating profit in 2021 was primarily due to the impacts of COVID-19 on the business causing a lower number of film releases, and thus lower operating profit. As the fluctuation is immaterial to the audited combined financial statements of eOne as of December 25, 2022 and December 26, 2021 and for the fiscal years ended December 25, 2022 and December 26, 2021 included in Amendment No. 2, the Company has not added any additional disclosure to Amendment No. 2.

Entertainment One Film and Television Business

Condensed Combined Statements of Operations, page F-183

10.

We note that net revenue decreased to $419.3 million for the nine months ended October 1, 2023 as compared to $518.2 million for the nine months ended September 25, 2022. Please tell us and disclose in an appropriate section of the Form S-4 the underlying reasons for this change. Refer to Item 303(a) of Regulation S-K.

Response: The Company has revised the disclosure on page 272 to Amendment No. 2 in response to the Staff’s comment.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, SEAC II Corp.

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